Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com




06017900


SEC MAIL
RECEIVED
PROCESSING
OCT 18 2006
WASH. D.C.
213
SECTION

October 12, 2006

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SUPPL

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon /mb

Donna Balon
Vice President

PROCESSED
NOV 02 2006
THOMSON
FINANCIAL

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

Dw 10/31

12 October 2006

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 11 October 2006 it purchased for cancellation 50,000 of its ordinary shares at a price of 468.8 pence per ordinary share.

Since the start of the financial year on 1 April 2006, Man has repurchased 22,152,507 ordinary shares at a total cost of £89.3 million, giving an average repurchase cost of 403.07 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

11 October 2006

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 10 October 2006 it purchased for cancellation 12,507 of its ordinary shares at a price of 457.66 pence per ordinary share.

Since the start of the financial year on 1 April 2006, Man has repurchased 22,102,507 ordinary shares at a total cost of £89.1 million, giving an average repurchase cost of 402.92 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000